UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

USD PARTNERS LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

903318 103

(CUSIP Number)

December 31, 2014

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS US Development Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,557,090 (1)(2)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 11,557,090 (1)(2)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,557,090 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 55.9%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 1,093,545 common units representing limited partner interests (“Common Units”) and 10,463,545 subordinated units representing limited partner interests (“Subordinated Units”) of the Issuer which may be deemed to be indirectly benefically owned by the Reporting Person. US Development Group, LLC (“USD”) is the sole member of USD Group LLC (“USD Group”). See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis in separate, sequential tranches, with each tranche comprising 20.0% of the outstanding Subordinated Units immediately following the Issuer’s initial public offering. A separate tranche will convert on each business day occurring on or after October 1, 2015 (but not more than once in any twelve-month period), assuming the conditions for conversion are satisfied (as defined in the Issuer’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein) and in other circumstances as noted in the Partnership Agreement. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 10,213,545 Common Units and 10,463,545 Subordinated Units outstanding as of November 21, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 21, 2014.

1	NAMES OF REPORTING PERSONS USD Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,557,090 (1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,557,090 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,557,090 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 55.9%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 1,093,545 Common Units and 10,463,545 Subordinated Units of the Issuer which may be deemed to be indirectly beneficially owned by the Reporting Person. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis in separate, sequential tranches, with each tranche comprising 20.0% of the outstanding Subordinated Units immediately following the Issuer’s initial public offering. A separate tranche will convert on each business day occurring on or after October 1, 2015 (but not more than once in any twelve-month period), assuming the conditions for conversion are satisfied (as defined in the Issuer’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein) and in other circumstances as noted in the Partnership Agreement. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 10,213,545 Common Units and 10,463,545 Subordinated Units outstanding as of November 21, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 21, 2014.

1	NAMES OF REPORTING PERSONS USD Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,257,841 (1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,257,841 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,257,841 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.4%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 497,503 Common Units and 4,760,338 Subordinated Units of the Issuer which may be deemed to be indirectly beneficially owned by the Reporting Person as a 45.5% member of USD. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis in separate, sequential tranches, with each tranche comprising 20.0% of the outstanding Subordinated Units immediately following the Issuer’s initial public offering. A separate tranche will convert on each business day occurring on or after October 1, 2015 (but not more than once in any twelve-month period), assuming the conditions for conversion are satisfied (as defined in the Issuer’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein) and in other circumstances as noted in the Partnership Agreement. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 10,213,545 Common Units and 10,463,545 Subordinated Units outstanding as of November 21, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 21, 2014.

1	NAMES OF REPORTING PERSONS Energy Capital Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,689,644 (1)(2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,689,644 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,689,644 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%(3)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1)	Represents 538,360 Common Units and 5,151,284 Subordinated Units which may be deemed to be indirectly beneficially owned by the Reporting Person as a 49.2 % member of USD. See Item 4.
(2)	The Subordinated Units may be converted into Common Units on a one-for-one basis in separate, sequential tranches, with each tranche comprising 20.0% of the outstanding Subordinated Units immediately following the Issuer’s initial public offering. A separate tranche will convert on each business day occurring on or after October 1, 2015 (but not more than once in any twelve-month period), assuming the conditions for conversion are satisfied (as defined in the Issuer’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein) and in other circumstances as noted in the Partnership Agreement. The Subordinated Units are considered converted for purposes of the calculations in rows 5-11 above.
(3)	Based upon 10,213,545 Common Units and 10,463,545 Subordinated Units outstanding as of November 21, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 21, 2014.

ITEM 1.	(a	)	Name of Issuer:

USD Partners LP (the “Issuer”)

	(b	)	Address of Issuer’s Principal Executive Offices:

811 Main Street, Suite 2800
Houston, TX 77002

ITEM 2.	(a	)	Name of Person Filing:

US Development Group, LLC (“USD”)
USD Group LLC (“USD Group”)
USD Holdings, LLC (“USD Holdings”)
Energy Capital Partners III, LLC (“ECP III”)

	(b	)	Address or Principal Business Office:

Principal business office for USD, USD Group and USD Holdings:

811 Main Street, Suite 2800
Houston, TX 77002

Principal business office for ECP III:

51 John F. Kennedy Parkway, Suite 200
Short Hills, NJ 07078

	(c	)	Citizenship:

			USD	Delaware
			USD Group	Delaware
			USD Holdings	Delaware
			ECP III	Delaware

	(d	)	Title of Class of Securities:

Common units representing limited partner interests (“Common Units”)

	(e	)	CUSIP Number:

903318 103

ITEM 3.

Not applicable.

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)-(b)

•	USD and USD Group: USD may be deemed to indirectly beneficially own 1,093,545 Common Units, or 10.7% of the Issuer’s outstanding Common Units, and 10,463,545 subordinated units representing limited partner interests (“Subordinated Units”), or 100% of the Issuer’s outstanding Subordinated Units, for a total of 11,557,090 Common Units giving effect to the conversion of the Subordinated Units held thereby (55.9% on an as-converted basis). USD Group directly holds such Common Units and Subordinated Units.

•	USD Holdings: USD Holdings may be deemed to indirectly beneficially own 497,503 Common Units, or 4.9% of the Issuer’s outstanding Common Units, and 4,760,338 Subordinated Units, or 45.5% of the Issuer’s outstanding Subordinated Units, for a total of 5,257,841 Common Units giving effect to the conversion of Subordinated Units held thereby (25.4% on an as-converted basis). USD Holdings holds a 45.5% membership interest in USD.

•	ECP III: ECP III may be deemed to indirectly beneficially own 538,360 Common Units, or 5.3% of the Issuer’s outstanding Common Units, and 5,151,284 Subordinated Units, or 49.2% of the Issuer’s outstanding Subordinated Units, for a total of 5,689,644 Common Units giving effect to the conversion of Subordinated Units held thereby (27.5% on an as-converted basis). ECP III is the general partner of the general partner of various investment funds that collectively hold a 49.2% membership interest in USD.

The Subordinated Units may be converted into Common Units on a one-for-one basis in separate, sequential tranches, with each tranche comprising 20.0% of the outstanding Subordinated Units immediately following the Issuer’s initial public offering. A separate tranche will convert on each business day occurring on or after October 1, 2015 (but not more than once in any twelve-month period), assuming the conditions for conversion are satisfied (as defined in the Issuer’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein) and in other circumstances as noted in the Partnership Agreement.

All percentages set forth above are based upon 10,213,545 Common Units and 10,463,545 Subordinated Units outstanding as of November 21, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 21, 2014.

(c) Unless otherwise described herein, each Reporting Person has shared power to vote or direct the vote of the reported units, and shared power to dispose or direct the disposition of the reported units.

USD is the parent company of USD Group, which holds the Common Units and Subordinated Units reported herein directly, and is the sole owner of the member interests of the Issuer’s general partner. USD Group is managed by USD. USD in turn is managed by a seven person board of directors that includes Dan Borgen, Mike Curry, James Hutson-Wiley, Sara Graziano, Douglas Kimmelman, Thomas Lane and Alan F. Crown. The board of directors of USD exercises voting and dispositive power over the units held by USD Group, and acts by majority vote. Ms. Graziano and Messrs. Borgen, Curry, Hutson-Wiley, Kimmelman, Lane and Crown are thus not deemed to have beneficial ownership of the units owned by USD Group.

USD Holdings holds an approximate 45.5% interest in USD and is entitled to elect three directors of USD. USD Holdings may be deemed to indirectly beneficially own 45.5% of the Common Units and Subordinated Units held by USD Group. USD Holdings is managed by its managers, Mike Curry, Dan Borgen and James Hutson-Wiley. None of the managers are deemed to beneficially own, and they disclaim beneficial ownership of, any Common Units or Subordinated Units held by USD Group.

ECP III is the general partner of the general partner of various investment funds that collectively hold a 49.2% interest in USD, and may therefore be deemed to indirectly beneficially own 49.2% of the Common Units and Subordinated Units held by USD Group, but disclaims such ownership except to the extent of its pecuniary interest therein. ECP III controls the right to elect three directors of USD and has veto rights over certain actions by USD and its subsidiaries. Douglas Kimmelman, Thomas Lane and Sara Graziano are each a member of the board of directors of the Issuer’s general partner as representatives of ECP III. In addition, Mr. Kimmelman is a managing member and partner, and Mr. Lane is a managing member and partner, at ECP III. None of Mr. Kimmelman, Mr. Lane nor Ms. Graziano are deemed to beneficially own, and they disclaim beneficial ownership of, any Common Units or Subordinated Units beneficially owned by the Issuer’s general partner or USD.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

US DEVELOPMENT GROUP, LLC

By:	/s/ Daniel K. Borgen
Name:	Daniel K. Borgen
Title:	Chief Executive Officer and President

USD GROUP LLC

By:	/s/ Daniel K. Borgen
Name:	Daniel K. Borgen
Title:	Chief Executive Officer and President

USD HOLDINGS, LLC

By:	/s/ Michael R. Curry
Name:	Michael R. Curry
Title:	Director

ENERGY CAPITAL PARTNERS III, LLC

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Deputy General Counsel

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 17, 2015

Date: February 17, 2015

US DEVELOPMENT GROUP, LLC

By:	/s/ Daniel K. Borgen
Name:	Daniel K. Borgen
Title:	Chief Executive Officer and President

USD GROUP LLC

By:	/s/ Daniel K. Borgen
Name:	Daniel K. Borgen
Title:	Chief Executive Officer and President

USD HOLDINGS, LLC

By:	/s/ Michael R. Curry
Name:	Michael R. Curry
Title:	Director

ENERGY CAPITAL PARTNERS III, LLC

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Deputy General Counsel